STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
DELIVERED 12:50 pm 02/23/2007
FILED 12:50 pm 02/23/2007
SRV 070216635 - 3466511 FILE

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF
INTELLIGENT MOTOR CARS GROUP, INC.

Intelligent Motor Cars Group, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of the Corporation, by the unanimous written consent of its members and filed with the minutes of the Corporation, adopted a resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation of the Corporation:

RESOLVED, that the Corporation shall amend its Certificate of Incorporation, by deleting the Paragraph FOURTH in its entirety and inserting in its place the following:

FOURTH:  The amount of the total authorized capital stock of this Corporation is Common Stock: 500,000,000 authorized shares of common stock having $.00l par value, with all 500,000,000 shares issued and outstanding. The 500,000,000 shares issued and outstanding are hereby decreased to 100,000 shares, a ratio of 5000 to 1, however, that while the issued and outstanding shares of Common Stock are decreased the number of authorized shares shall increase whereby there shall he 500,000,000 shares of the Corporation’s Common Stock after the decrease (post-decrease or post-reverse):

Fractional Shares of Common Stock: Fractional shares or Scripps which are created as a result of the decrease in shares of Common Stock shall be rounded up to the next whole share.

Preferred Stock: An additional class of 20,000,000 shares of “blank check” preferred “B” stock. $.00l par value, having such designations, preferences, relative and other rights as the Board of Directors shall, in its discretion, so designate.

Additional Clause. The Board of Directors is specifically vested with the authority to designate additional classes of stock, and increase or decrease the existing classes of stock as they deem necessary and in the best interest of the Corporation.”

SECOND: That in lieu of a meeting and vote of the stockholders, the holders of the outstanding shares of common stock not having less than the minimum number of votes which would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote thereon were present and voted, have given their written consent to said amendment in accordance with the applicable provisions of Section 242 and Section 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by Jon B Wallis, its Chief Executive Officer, Secretary and Sole Director this 23rd day of February, 2007

I Jon B. Wallis, the Secretary of Intelligent Motor Cars Inc. incorporated under the laws of the state of Delaware, hereby certify that the foregoing is a true copy of a resolution duly adopted by the Board of Directors of said corporation at a meeting duly held the 23rd day of February 2007,

At which a quorum was present and voting, and that the same has not been repea1ed or amended, and remains in full force and effect and does not conflict with the by-laws of said corporation.

By /s/ Jon B. Wallis
Jon B. Wallis
CEO, Secretary
Sole Officer and Director
Intelligent Motor Cars Group, Inc.

(SEAL)

By /s/ Jon B. Wallis
Jon B. Wallis
CEO, Secretary
Sole Officer and Director
Intelligent Motor Cars Group, Inc.